DATARAM

PRESS RELEASE

Dataram Contact:             Investor Contact:
Mark Maddocks,               Joe Zappulla
Chief Financial Officer      Wall Street Investor Relations Corp.
609-799-0071                 212-973-0883
info@dataram.com             JZappulla@WallStreetIR.com

        DATARAM REPORTS FIRST QUARTER FINANCIAL RESULTS


   o  Company reports pro forma loss of $0.06 per share
   o Restructuring charges account for $0.11 per share of $0.21 net loss per share

PRINCETON, N.J. August 22, 2001 - Dataram Corporation (NASDAQ: DRAM) today reported its financial results for its fiscal first quarter ended July 31, 2001. Revenues for the first quarter were $22.6 million compared to $38.0 million for the first quarter of the previous fiscal year and $25.9 million for the previous sequential quarter. The Company's pro forma net loss, which excludes restructuring charges of $1.2 million and intangible asset amortization of $297,000, was $511,000 or $0.06 per share. This compares to net earnings of $2.9 million or $0.29 per diluted share for the first quarter of the previous fiscal year and pro forma net earnings of $801,000 or $0.08 per diluted share in the prior quarter. The net loss for the first quarter, inclusive of restructuring charges and intangible asset amortization, was $1.8 million or $0.21 per share.

(In 000's, except per share amounts)       First           Fourth
                                           Quarter         Quarter

                                    FY2002     FY2001      FY2001

Revenues                            $22,570    $37,996     $25,886

Pro forma* earnings
from operations                        $295     $4,418      $1,785

Pro forma* net earnings (loss)        $(511)    $2,879        $801

Net earnings (loss)                 $(1,761)    $2,879        $635

Net earnings (loss) per
share (diluted)                      $(0.21)     $0.29       $0.07

Shares outstanding (diluted)          8,524      9,959       9,585

* Pro forma amounts exclude restructuring charges and intangible asset amortization.


During the quarter, the Company initiated a company-wide restructuring as part of its integration strategy for its recently acquired assets of Memory Card Technology A/S. The restructuring, which resulted in a 25 percent reduction in workforce and other cost efficiencies, is expected to reduce operating expenses by approximately $4 million, annually. The Company recorded a charge of $1.2 million or approximately $0.11 per share as a result of the restructuring.

Robert Tarantino, chairman and CEO, commented, "The economic slow down, coupled with lower selling prices resulting from a more than 50 percent decline in DRAM prices has impacted our revenues and earnings. The key to adapting to this current environment is to implement decisions that ensure
profitability while continuing to support long term growth."   Mr.
Tarantino continued, "The changes we instituted during the first quarter not only provide a basis for long term growth, but position Dataram to market our products throughout the world without compromising our reputation for outstanding customer service and product quality."

The Company issued a pre-announcement of its first quarter results on August 3 which projected a net loss in the range of $0.22-$0.25 per shares on revenues of approximately $22 million. The actual results came in slightly better than expected at a $0.21 per share loss on revenues of $22.6 million.

Mark Maddocks, Dataram's chief financial officer, commented on forward guidance, "The continued unpredictability of the economic environment and especially capital spending on information technology infrastructure, make it difficult to provide guidance at this time. We are confident that our recent actions will protect our profitability, strengthen our business and our ability to grow. We will revisit company guidance when economic developments and visibility provide a sounder base for projections."


Mr. Maddocks continued, "On July 23, 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 142 (SFAS 142), Accounting for Goodwill and Other Intangible Assets. The Company adopted SFAS 142 in this year's first fiscal quarter as allowed by the statement. Adoption of SFAS 142 requires the Company to assess the carrying value of goodwill and intangible assets on its balance sheet in accordance with the new standard within twelve months of adoption of the standard. It also eliminates the requirement to amortize goodwill, which would amount to approximately $1.4 million annually. The Company expects to report, in a future period, a change in the carrying value of its goodwill and intangible assets as a result of SFAS 142."

Dataram will conduct a conference call at 11:00 a.m. (EDT) today to present its first quarter financial results and to respond to investor questions. Interested shareholders may participate in the call by dialing 800-701-4762 and providing the following reservation number: 19553830. It is recommended that participants call 10 minutes before the conference call is scheduled to begin. The conference call can also be accessed over
the Internet through Vcall at www.vcall.com.   A replay of the call will
be available approximately one hour after the completion of the conference call through Vcall and for 24 hours by dialing 800-633-8284 and entering the reservation number listed above.

ABOUT DATARAM CORPORATION

Dataram Corporation, celebrating its 34th year in the computer industry, is a leading provider of server, workstation, desktop, notebook and flash memory. The Company offers a specialized line of gigabyte-class memory for entry- to enterprise-level servers and workstations from Compaq, HP, IBM, Intel, SGI and Sun as well as desktop, notebook and flash memory for Acer, Apple, IBM, Dell, Compaq, Fujitsu/Siemens, and Toshiba products. Additional information is available on the Internet at www.dataram.com.

                      Financial Tables Follow


           DATARAM CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF OPERATIONS
         (In thousands, except per share amounts)
                        (Unaudited)


                                           Three Months ended July 31,
                                                  2001         2000


Revenues                                      $  22,570     $  37,996
Costs and expenses:

     Cost of sales                               15,625        28,860
     Engineering and development                    594           372
     Selling, general and administrative          6,056         4,346
     Intangible asset amortization                  297             0
     Restructuring charges                        1,200             0
                                              _________     _________
                                                 23,772        33,578

Earnings (loss) from operations                  (1,202)        4,418

Interest income (expense), net                     (154)          229
                                              _________     _________

Earnings (loss) before income taxes             (1,356)         4,647

Income taxes                                       405          1,768

Net earnings (loss)                           $ (1,761)     $   2,879


Net earnings (loss) per share:
     Basic                                    $  (0.21)     $    0.34
                                              ========      =========
     Diluted                                  $  (0.21)     $    0.29
                                              ========      =========


Average number of shares outstanding:
     Basic                                       8,524          8,427
                                              ========      =========
     Diluted                                     8,524          9,959
                                              ========      =========


                               -more-

               DATARAM CORPORATION AND SUBSIDIARIES
               CONDENSED CONSOLIDATED BALANCE SHEETS
                           (in thousands)


                                          (Unaudited)
                                         July 31, 2001     April 30, 2001

ASSETS
Current assets:
    Cash and cash equivalents            $    11,871       $   10,236
    Trade receivables, net                    11,369           17,641
    Inventories                                4,375            5,925
    Other current assets                       1,124              888
                                         ___________       __________
    Total current assets                      28,739           34,690

Property and equipment, net                   12,499           13,226

Goodwill and intangible assets, net           16,703 (1)       17,000

Other assets                                     397              365
                                         ___________       __________

                                         $    58,338       $   65,281
                                         ===========       ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Current portion of long-term debt     $     2,000       $    2,000
   Current portion of capital lease
    obligations                                  978              978
   Accounts payable                            2,926            7,219
   Accrued liabilities                         3,820            3,960
                                         ___________       __________
   Total current liabilities                   9,724           14,157

Deferred income taxes                            948              948
Long-term debt                                 7,500            8,000
Long-term capital lease obligations            3,820            4,133
                                         ___________       __________

Stockholders' equity                          36,346           38,043
                                         ___________       __________
                                         $    58,338       $   65,281
                                         ===========       ==========

   (1) Prior to completion of SFAS 142 assessment.


The information provided in this press release may include forward-looking statements relating to future events, such as the development of new products, the commencement of production, or the future financial performance of the Company. Actual results may differ from such projections and are subject to certain risks including, without limitation, risks arising from: changes in the price of memory chips, changes in the demand for memory systems, increased competition in the memory systems industry, delays in developing and commercializing new products and other factors described in the Company's most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission, which can be reviewed at http://www.sec.gov.